Exhibit 1
BFC Financial Corporation
2100 West Cypress Creek Road
Fort Lauderdale, FL 33309
September 27, 2007
Levitt Corporation
2200 West Cypress Creek Road
Fort Lauderdale, FL 33309
Attn: Alan B. Levan, Chief Executive Officer

Re:	Participation of BFC Financial Corporation (“BFC”) in the Levitt Corporation (“Levitt”) Rights Offering
Dear Mr. Levan:
     BFC has been advised by Levitt that in connection with Levitt’s subsequent listing application for the listing on the New York Stock Exchange (the “NYSE”) of the shares of Class A Common Stock (the “Class A Stock”), to be issued in Levitt’s current rights offering, the NYSE has notified Levitt that the rights offering as structured potentially violates the NYSE’s voting rights rule because of BFC’s ability to acquire additional shares of Class A Stock by virtue of its holdings of shares of Levitt Class B Common Stock (the “Class B Stock”). You have further advised us that the NYSE is willing to approve Levitt’s subsequent listing application provided that BFC agrees not to vote any shares of Class A Stock that it acquires in the rights offering as a result of the exercise of rights issued in respect of shares of Class B Stock held by BFC, subject to certain exceptions.
     BFC has been issued an aggregate of 16,602,606 basic subscription rights, 6,145,582 of which are attributable to its holdings of Class B Stock and 10,457,024 of which are attributable to its holdings of Class A Stock. BFC intends to fully subscribe for all of its basic subscription rights. Accordingly, BFC hereby agrees that it will not vote the 6,145,582 shares of Class A Stock that it receives in the rights offering upon exercise of rights issued in respect of its shares of Class B Stock on any matter on which holders of Levitt Class A Common Stock have the right to vote. Notwithstanding the foregoing, BFC may vote any of such shares of Class A Stock if necessary to exercise and perfect its appraisal rights under Florida law with respect to those shares, provided that the shares which are otherwise subject to this prohibition and voted for such purpose are not counted or otherwise considered for purposes of determining the outcome of the vote. It is further understood and agreed that any sale of shares of Class A Stock by BFC after the consummation of the rights offering shall reduce, on a share for share basis, the number of shares that BFC has agreed not to vote as described in this letter.
     We hope that the foregoing resolves any outstanding issues with the NYSE.

Sincerely, BFC Financial Corporation
By:	/s/ George P. Scanlon
George P. Scanlon, Chief Financial Officer